United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Vale installs Nomination Committee for the 2023 Annual General Meeting

Rio de Janeiro, May 26th, 2022 - The Board of Directors of Vale S.A (“Vale” or the “company”) resolved to install the Nomination Committee to advise, as of June 2022, the process of electing the collegiate body, which will take place at the Annual General Meeting (“AGM”), expected to be held in April 2023.

It is up to the Nomination Committee to propose to the Board of Directors improvements related to the structure, size and composition of this collegiate body, in addition to recommending the skills, experiences and diversity of profiles of potential Board member nominees, so that Vale can benefit from the plurality of arguments and a decision-making process with quality and safety, in compliance with laws, ethics and best corporate governance practices.

It is also incumbent upon the Nomination Committee to identify, select and recommend potential Board member nominees, whose names will be evaluated by the Board of Directors, so that they are submitted, at its discretion, for election at the AGM. The Nomination Committee is responsible for preparing and updating the succession plan for the Board of Directors.

The Nomination Committee is composed of 4 members, all of them members of the Board of Directors and under the coordination of its Chairman, with an independent majority, under the terms of the respective internal regulations, which were adjusted on this occasion, by deliberation of the Board of Directors, and which is available at www.vale.com/investors.

The Committee’s composition privileges knowledge of Vale's challenges in operating its business and in achieving its strategic objectives, which include the leadership in sustainable mining and a greater diversity of its workforce. It also takes advantage of a broad view of the dynamics of the collegiate body and its risk management and decision-making processes for the continuous improvement of the company's governance.

The following members are elected:

1.	José Luciano Duarte Penido: independent member and coordinator of the Nomination Committee. Mr. Penido is an independent member (since May 2019) and Chairman of the Board of Directors (since May 2021), an independent member of the People, Compensation and Governance Committee (since May 2021) and an independent member of the Sustainability Committee (since May 2021) at Vale, where he also held the positions of Independent Coordinator of the Nomination Committee (from January to April 2022), Coordinator of the Sustainability Committee (from May 2019 to April 2021) and member of the Operational Excellence Committee and Risk (from May 2019 to April 2021). His main professional experiences in the last 5 years include: (i) Chairman of the Board of Directors of Fibria Celulose (between September 2009 and January 2019), a publicly traded company in the field of planted forests and pulp and paper production; (ii) independent member of the Board of Directors (from May 2017 to April 2019) of Banco Santander Brasil, a publicly traded financial institution; (iii) independent member of the Board of Directors of Copersucar S.A. (from May 2013 to June 2021), private company in the sugar and ethanol trade and logistics sector; (iv) independent member of the Board of Directors of Química Amparo Ypê (from May 2013 to December 2019), a private company in the field of production and sale of household cleaning products; and (v) Independent member of the Board of Directors and of the Human Talents Committee of Grupo Algar S.A. family holding company with businesses in telecommunications, farming, hospitality and entertainment (since 2015). He graduated in Mining Engineering from the School of Engineering of the Universidade Federal de Minas Geral (in December 1970).

2.	Daniel Andre Stieler: non-independent member of the Nomination Committee. Mr. Stieler is a member of Vale's Board of Directors (since November 2021), where he also holds the position of non-independent member of the Financial Committee (since November 2021) and has already held the position of non-independent member of the Nomination Committee (from January to April 2022). Professional experience in the last 5 years: (i) CEO of the Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI (since June 2021); (ii) Superintendent Director (from January to June 2021) of the Economus Instituto de Seguridade Social, a supplementary pension entity, where he also served as Chairman of the Deliberative Council (from July 2020 to January 2021) and as a Member of the Fiscal Council ( from June 2016 to July 2020); (iii) Member of the Board of Directors of Alelo S.A., a Brazilian solutions and services company (from April 2020 to April 2022); (iv) Member of the Board of Directors (from April 2020 to October 2021) of Livelo S.A., a company in the benefits, management of corporate expenses and incentives sector; (v) Statutory Controllership Officer (from July 2019 to January 2021) of Banco do Brasil S.A., commercial bank; (vi) Member of the Advisory and Finance Board of Banco Votorantim S.A. (from October 2016 to October 2019); (vii) Member of the Accounting Affairs Committee of Financial Institutions of the Brazilian Federation of Banks (Federação Brasileira de Bancos – Febraban) (from 2009 to 2019); (viii) Executive Manager of the Accounting Disclosure Management of the Banco do Brasil Conglomerate in the Accounting Department of Banco do Brasil S.A. (from March 2009 to June 2019); (ix) Member of the Deliberative Council of Universidade Corporativa da Previdência Complementar – UniAbraap, supplementary pension (from February to June 2021); (x) Member of the Deliberative Council of the Brazilian Association of Closed Private Pension Entities (Associação Brasileira das Entidades Fechadas de Previdência Complementar – ABRAPP) (since July 2021); (xi) Member of the Board of Directors of Tupy S.A. (since April 2022). He graduated in Accounting from the Universidade Federal de Santa Maria – UFSM in September 1989, completed a postgraduate degree in Financial Administration from Fundação Getúlio Vargas – FGV in November 1998, MBA in Auditing from Fundação Getúlio Vargas – FGV in November 2000, and an MBA in Accounting from the Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras - FIPECAFI in October 2003.

3.	Manuel Lino Silva de Sousa Oliveira (Ollie): independent member of the Nomination Committee. Mr. Oliveira is an independent member of Vale's Board of Directors (since May 2021), where he was also appointed to the positions of Independent Coordinator of the Audit Committee and independent member of the People, Compensation and Governance Committee, with election in May 2021 and position occupied as of August 2021. His main professional experiences in the last 5 years include: (i) Senior independent member of the Board of Directors of Antofagasta PLC, a publicly-held company in the field of natural resources and mining (between October 2011 and August 2021 ); (ii) Senior independent member of the Board of Directors of Polymetal International PLC, a publicly held company in the gold and silver mining sector (from April 2018 to March 2022); and (iii) independent member of the Board of Directors at Blackrock World Mining Investment Trust PLC, a British mining investment company (between February 2020 and July 2021). He graduated in Accounting and Business Economics from the University of Natal-Durban, South Africa, in December 1973, where he also completed a specialization in Accounting Theory in December 1975. He also completed specializations in chartered accountant and chartered management accountant at the Institute of Chartered Accountants in South Africa (August 1978) and the Institute of Chartered Management Accounts in the UK (October 1988).

4.	Marcelo Gasparino da Silva: independent member of the Nomination Committee. Mr. Gasparino is an independent member of Vale’s Board of Directors (since April 2020), where he also holds the positions of independent member of the Operational Excellence and Risk Committee (since May 2021) and Independent Coordinator of the Sustainability Committee (since May 2021 ), where he previously held the positions of member of the Sustainability Committee (between June 2020 and April 2021), independent alternate member of the Board of Directors (between May 2019 and April 2020) and alternate member of the Board of Directors (between May 2016 and April 2017). He graduated in Law from the Universidade Federal de Santa Catarina in January 1995, completed a postgraduate degree in Corporate Tax Administration from Fundação ESAG – ÚNICA in 2000. He has executive training in mergers and acquisitions at the London Business School, and at the CEO FGV (IBE/FGV/IDE). Professor at Fundação ENA – School of Government for the certification of administrators of state-owned companies and mixed capital companies. He is a Certified Board Member by Experience (CCA+) by the Brazilian Institute of Corporate Governance – IBGC since 2010.

The Nomination Committee was created by Vale in 2020 to support the company's transition to a corporate structure with dispersed capital and as an evolutionary step in Vale's governance model, in compliance with the Novo Mercado Regulation, meeting investor demands and in line with international best practices.

Gustavo Duarte Pimenta

Executive Officer of Investor Relations

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: May 26, 2022		Head of Investor Relations